Exhibit 99.1
STANTEC INC.
Material Change Report
This report is filed under National Instrument 51-102.
1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Corporation”) 10160 – 112th Street Edmonton, Alberta Canada T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

September 1, 2005

3.	News Release:

A news release was issued by Stantec on September 1, 2005 and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced that it has entered into a $160 million credit facility.

5.	Full Description of Material Change:

The directors of the Corporation passed a resolution on September 1, 2005 authorizing the Corporation to enter into a $160 million credit facility. The arrangement is a revolving, three-year credit facility and is available for acquisitions, for working capital, and for general corporate purposes. It will also be used to finance part of the acquisition of The Keith Companies Inc. (TKC), the closing of which is scheduled for September 15, 2005, subject to approval of TKC shareholders.

The credit facility is being made available by a syndicate of financial institutions and is led by Canadian Imperial Bank of Commerce, as administrative agent and arranger; Bank of Nova Scotia, as syndication agent; Alberta Treasury Branches; and Canadian Western Bank.

6.	Reliance on Confidentiality Provisions of National Instrument:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:
Jeffrey S. Lloyd Vice President & Secretary Stantec Inc. 10160 – 112th Street Edmonton, Alberta T5K 2L6
9.	Date of Report:

DATED at Edmonton, Alberta this 7th day of September, 2005.